Exhibit 99.2

Xinyuan Real Estate Co., Ltd. Announces First Quarter 2018 Financial Results

BEIJING, China, May 30, 2018 - Xinyuan Real Estate Co., Ltd. (“Xinyuan” or the “Company”) (NYSE: XIN), an NYSE-listed real estate developer and property manager primarily in China and also in other countries, today announced its unaudited financial results for the first quarter ended March 31, 2018.

First Quarter 2018 Highlights

•	Under ASC 606, the Company expects to recognize revenue for all contracts executed starting from January 1, 2018, on an “over time” basis using costs incurred, an input measure.

•	First quarter results reflect the adoption of ASC 606 and may not be directly comparable to prior periods.

•	The adoption of ASC 606 reduced first quarter reported revenues and net income by US$341.4 million and US$32.8 million, respectively.

•	Contract sales increased 24.7% to US$380.7 million from US$305.4 million in the first quarter of 2017 and decreased 53.8% from US$823.3 million in the fourth quarter of 2017.

•	Total revenue decreased 38.0% to US$174.1 million from US$280.7 million in the first quarter of 2017 and decreased 76.0% from US$725.7 million in the fourth quarter of 2017.

•	Gross profit decreased 38.2% to US$38.7 million, or 22.2% of total revenue, from US$62.6 million, or 22.3% of total revenue, in the first quarter of 2017 and decreased 78.5% from US$180.3 million, or 24.8% of total revenue, in the fourth quarter of 2017.

•	Selling, General and Administrative (“SG&A”) expenses as a percentage of total revenue increased to 22.9% from 12.6% in the first quarter of 2017 and increased from 10.8% in the fourth quarter of 2017.

•	Net loss was US$12.7 million compared to net income of US$7.4 million in the first quarter of 2017 and net income of US$35.4 million in the fourth quarter of 2017.

•	Diluted net loss per American Depositary Share (“ADS”) attributable to shareholders were US$0.16 compared to diluted net earnings per American Depositary Share(“ADS”) US$0.11 in the first quarter of 2017 and US$0.50 in the fourth quarter of 2017.

Mr. Yong Zhang, Xinyuan’s Chairman, stated: “Despite the fact that the overall domestic real estate market is affected by the continuous government restrictions on purchases and prices, our contract sales in the first quarter of 2018 have increased 25% from the first quarter of last year.

“This quarter’s financial report reflects the normal seasonal adjustment of the real estate industry and the impact of the new changes in accounting standards.

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In early 2018, Xinyuan adopted a strategy to become an international technology-driven property ecosystem, under which Xinyuan will place emphasis not only on the development of its traditional real estate business, but also on its five sub-businesses: industrial real estate; commercial property management; traditional property management; property construction management, and real estate technology. This combination of Xinyuan’s core real estate business with its five sub-businesses will form an ecosystem that functions as an integrated whole.

With the upgrade of our strategy, we expect the Group’s sales and net profits will grow better than last year, and we maintain a stable dividend policy this quarter. The management is optimistic about the financial outlook for the entire year of 2018, and will further enhance operational efficiency, optimize the capital structure, and build a first-class global real estate development operations and asset management group.”

First Quarter 2018 Financial Results

Contract Sales

Contract sales in China totaled US$375.5 million in the first quarter compared to US$240.8 million in the first quarter of 2017 and US$817.1 million in the fourth quarter of 2017.

The Company’s GFA sales in China were 149,800 square meters in the first quarter of 2018 compared to 140,300 square meters in the first quarter of 2017 and 443,600 square meters in the fourth quarter of 2017.

The average selling price (“ASP”) per square meter sold in China was RMB15,932 (US$2,506) in the first quarter of 2018 compared to RMB11,820 (US$1,717) in the first quarter of 2017 and RMB12,118 (US$1,794) in the fourth quarter of 2017.

Contract sales in the United States totaled US$5.2 million in the first quarter of 2018.

The Company commenced pre-sales of one new project in the first quarter of 2018, Tianjin Spring Royal Palace II, which contributed 1.8% and 1.5% of total GFA sales and total contract sales, respectively.

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Breakdown of GFA Sales and ASPs by Project in China

Project	Q1 2017		Q4 2017		Q1 2018
	GFA	ASP	GFA	ASP	GFA	ASP
	(m2 ’000s)	(RMB)	(m2 ’000s)	(RMB)	(m2 ’000s)	(RMB)
Xingyang Splendid II	8.6	6,710	1.6	11,650	-	-
Kunshan Royal Palace	2.3	21,222	1.3	24,232	-0.2	22,314
Jinan Royal Palace	22.4	9,280	35.5	12,404	22.4	12,626
Xuzhou Colorful City	1.7	15,131	31.4	11,246	3.6	10,265
Chengdu Thriving Family	4.7	11,277	15.8	10,724	4.5	17,183
Changsha Xinyuan Splendid	9.7	9,050	4.2	18,379	2.6	15,130
Sanya Yazhou Bay No.1	26.3	15,432	2.7	27,497	30.9	23,197
Xi’an Metropolitan	3.1	8,889	21.2	9,719	1.5	9,594
Zhengzhou Xindo Park	13.2	6,342	11.3	11,110	0.1	10,000
Jinan Xin Central	6.8	11,777	16.9	11,477	12.2	10,527
Henan Xin Central I	0.5	11,568	9.5	12,890	0.3	18,486
Zhengzhou Fancy City I	0.8	21,739	2.0	14,004	0.2	19,949
Zhengzhou Fancy City II (South)	10.1	12,394	4.4	15,899	1.2	13,031
Tianjin Spring Royal Palace I (Tianjin Spring Royal Palace)	-0.1	6,844	2.5	12,590	1.1	14,631
Kunshan Xindo Park	4.4	18,244	12.7	22,311	2.3	23,009
Zhengzhou International New City I	0.9	10,834	33.9	4,401	2.4	13,322
Henan Xin Central II	15.0	10,955	10.4	11,858	7.7	11,768
Xingyang Splendid III	-	-	18.9	7,237	16.2	7,381
Changsha Mulian Royal Palace	-	-	21.6	12,899	2.0	16,177
Zhengzhou International New City II	-	-	76.7	13,711	11.8	13,739
Zhengzhou International New City III	-	-	73.6	14,058	20.4	13,802
Zhengzhou Fancy City II (North)	-	-	31.2	9,499	2.3	9,813
Tianjin Spring Royal Palace II (Tianjin Spring Royal Palace)	-	-	-	-	2.7	13,412
Others	9.9	-	4.3	-	1.6	-
Total	140.3	11,820	443.6	12,118	149.8	15,932

Revenue

In the first quarter of 2018, the Company’s total revenue decreased 38.0% to US$174.1 million from US$280.7 million in the first quarter of 2017 and decreased 76.0% from US$725.7 million in the fourth quarter of 2017. The revenue decrease was mainly due to the adoption of ASC606.

Gross Profit

Gross profit for the first quarter of 2018 was US$38.7 million, or 22.2% of revenue, compared to a gross profit of US$62.6 million, or 22.3% of revenue, in the first quarter of 2017 and a gross profit of US$180.3 million, or 24.8% of revenue, in the fourth quarter of 2017.

Selling, General and Administrative Expenses

SG&A expenses were US$39.8 million for the first quarter of 2018 compared to US$35.5 million for the first quarter of 2017 and US$78.2 million for the fourth quarter of 2017. As a percentage of total revenue, SG&A expenses were 22.9% compared to 12.6% in the first quarter of 2017 and 10.8% in the fourth quarter of 2017. The increase was due to costs associated with company expansion and the decrease of revenue.

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Net Income

The Company experienced a net loss due to the decrease of revenue, increase of SG&A expenses, and increase of interest expenses due to an increase in debt during the quarter. Net loss for the first quarter of 2018 was US$12.7 million compared to net income of US$7.4 million for the first quarter of 2017 and net income of US$35.4 million for the fourth quarter of 2017. Net margin decreased from 2.6% in the first quarter of 2017 and 4.9% in the fourth quarter of 2017 to negative 7.3% for the first quarter of 2018. Diluted net loss was US$0.16 per ADS in the first quarter of 2018 compared to diluted net earnings of US$0.11 per ADS in the first quarter of 2017 and diluted net earnings of US$0.50 per ADS in the fourth quarter of 2017.

Balance Sheet

As of March 31, 2018, the Company’s cash and cash equivalents (including restricted cash) decreased to US$1,191.8 million from US$1,461.2 million as of December 31, 2017. Total debt outstanding was US$3,814.2 million, which reflected an increase of US$502.4 million compared to US$3,311.8 million at the end of the fourth quarter of 2017. The balance of the Company’s real estate properties under development at the end of the first quarter of 2018 was US$3,457.1 million compared to US$1,996.0 million at the end of the fourth quarter of 2017.

Adoption of ASC606

On January 1, 2018, the Company adopted ASC 606: Revenue from Contracts with Customers (“ASC 606”) issued by the Financial Accounting Standards Board. The Company adopted ASC 606 using the modified retrospective approach and applied the adoption only to contracts not completed as of the date of adoption, with no restatement of comparative periods, and a cumulative-effect adjustment to retained earnings recognized as of the date of adoption.

The following tables show the actual annual 2017 operating results and the annual 2017 operating results if XIN had adopted ASC 606 on January 1, 2017.

2017 Financial Results Prior to ASC 606

	2017 Total	2017 Q1	2017 Q2	2017 Q3	2017 Q4
	USD'000	USD'000	USD'000	USD'000	USD'000
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
Contract Sales	2,465,663	305,382	732,476	604,520	823,285
1. Revenue	1,976,907	280,714	488,165	482,373	725,655
Gross Profit	459,628	62,567	107,922	108,842	180,297
Gross Profit Margin	23.2%	22.3%	22.1%	22.6%	24.8%
SG&A	212,568	35,505	47,894	50,976	78,193
Interest Expense	66,153	9,325	20,195	11,418	25,215
2. Profit Before Income Taxes	193,228	22,042	46,678	38,895	85,613
Income Taxes	113,117	14,625	25,901	22,366	50,225
3. Net Profit	80,111	7,417	20,777	16,529	35,388

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2017 Financial Results Adjusted for ASC 606 Adoption

	2017 Total	2017 Q1	2017 Q2	2017 Q3	2017 Q4
	USD'000	USD'000	USD'000	USD'000	USD'000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Contract Sales	2,465,663	305,382	732,476	604,520	823,285
1. Revenue	1,584,038	354,572	184,834	247,499	797,133
Gross Profit	346,635	70,098	31,576	49,599	195,362
Gross Profit Margin	21.9%	19.8%	17.1%	20.0%	24.5%
SG&A	212,568	35,505	47,894	50,976	78,193
Interest Expense	66,153	9,325	20,195	11,418	25,215
2. Profit Before Income Taxes	80,235	29,573	(29,669)	(20,347)	100,678
Income Taxes	75,653	19,295	890	7,991	47,477
3. Net Profit	4,582	10,278	(30,559)	(28,338)	53,201

Real Estate Project Status in China

Below is a summary table of projects that were active and available for sale in the first quarter of 2018.

Project	GFA
	(m2 ’000s)
	Total Active Project	Sold to date	Unsold to date
Xingyang Splendid II	137.3	81.5	55.8
Kunshan Royal Palace	280.6	278.8	1.8
Jinan Royal Palace	449.5	372.4	77.1
Xuzhou Colorful City	130.1	118.8	11.3
Chengdu Thriving Family	203.4	195.7	7.7
Changsha Xinyuan Splendid	251.6	241.4	10.2
Sanya Yazhou Bay No.1	117.6	89.4	28.2
Xi’an Metropolitan	290.6	261.0	29.6
Zhengzhou Xindo Park	144.4	127.5	16.9
Jinan Xin Central	194.4	169.2	25.2
Henan Xin Central I	262.2	251.1	11.1
Zhengzhou Fancy City I	166.7	158.6	8.1
Zhengzhou Fancy City II (South)	84.1	80.7	3.4
Tianjin Spring Royal Palace I (Tianjin Spring Royal Palace)	139.2	130.9	8.3
Kunshan Xindo Park	89.0	76.1	12.9
Zhengzhou International New City I	360.5	330.0	30.5
Henan Xin Central II	109.7	97.4	12.3
Xingyang Splendid III	121.1	98.8	22.3
Changsha Mulian Royal Palace	91.2	56.5	34.7
Zhengzhou International New City II	176.0	157.4	18.6
Zhengzhou International New City III	222.2	94.2	128
Zhengzhou Fancy City II (North)	108.5	41.9	66.6
Tianjin Spring Royal Palace II (Tianjin Spring Royal Palace)	140.6	2.7	137.9
Others	80.9	-	80.9
Total active projects	4,351.4	3,512.0	839.4

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As of May 20, 2018, the Company’s total saleable GFA was approximately 5,899,100 square meters for active projects and under planning stage projects in China. Below is a summary of all of the Company’s planning stage projects:

	Unsold GFA (m2 ’000s)	Pre-sales Scheduled

Tongzhou Xinyuan Royal Palace (Beijing Liyuan project)	102.3	To be determined
Changsha Furong Thriving Family	72.3	2018Q3
Xinyuan Chang’an Royal Palace (Xi’an Aerospace City Project)	226.0	2018Q4
Xinyuan Golden Water View City (Zhengzhou Heizhuzhuang Project)	340.0	2018Q4
Kunshan Xinyu Jiayuan (Kunshan Zhongyu Project)	109.3	2018Q3
Zhengzhou International New City IV	864.6	2018Q2
Zhengzhou International New City V(newly added)	871.0	To be determined
Zhuhai Xin World (Zhuhai Prince Project)	70.0	To be determined
Lingshan Bay Dragon Seal (Qingdao New Project)	380.0	To be determined
Zhengzhou Fancy City III	83.0	To be determined
Zhengzhou Hangmei Project I	230.8	2018Q2
Zhengzhou Hangmei Project II(newly added)	204.7	To be determined
Zhengzhou Zhongmou Project	480.0	To be determined
Suzhou Yinhewan Project	89.7	To be determined
Suzhou Wujiang New City	63.0	To be determined
Chengdu Xinyuan City (Chengdu Wucaicheng Project)	873.0	To be determined
Total projects under planning	5,059.7
Total active projects	839.4
Total of all Xinyuan unsold projects in China	5,899.1

Real Estate Project Update in the United States

As of March 31, 2018, a total of 174 units out of 216 total units were sold and closed at the Company’s Oosten project in Brooklyn, New York City, with total revenue from this project reaching US$255.7 million. During the first quarter of 2018, two units were sold, and revenues were US$5.2 million.

Foundation work was completed in the first quarter of 2018 for the Company’s Hudson Garden project in Manhattan, New York City. After optimizing the internal layout of the building, the Company now expects 92 units to be available for sale, an increase from the original 82.

The Company continues to execute on the planning, governmental approvals, and pre-development activities of its ground-up development project in Flushing, New York City. The Landmark Protection Committee has approved the Company’s landmark protection plan and awarded the Company a Certificate of Appropriateness. The Company has begun transferring and protecting crucial parts of the landmark RKO theater as scheduled.

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Real Estate Project Update in the United Kingdom

During the first quarter of 2018, construction continued to progress at the Madison Project in London. All below-ground work has been completed, including the formation of the extensive basement and all piling work. The structural core of the building has been constructed up to the 12th floor, out of a total 53 floors. Central mechanical and electrical installations also began during the quarter, and cladding work commenced shortly after the period end. Construction remains on schedule for completion in 2020.

Of the 423 residential units in the Madison Project, all of the 104 Affordable Housing apartments have been pre-sold to a regulated affordable housing provider. At the end of the first quarter 2018, pre-sale contracts had been exchanged on 128 of the 319 market sale units, representing GBP 89.6 million of gross development value, or 40% of available market sale units. Enquiry levels remained robust during the period, tempered by a competitive market environment and a backdrop of ongoing political uncertainty.

Update on Construction Management Service Business

Xinyuan started its construction management service business in the third quarter of 2017 with its first project in Guangzhou, and this business developed well in the first quarter of 2018. Under this asset-light business model, Xinyuan charges a service fee for providing the construction management service. Xinyuan may also charge an interest spread if it provides financing support by means including, without limitation to, establishing limited partnerships with financial institutions. Below is a summary of the Company’s active construction management service projects:

Project GFA
(m2, 000s)
Guangzhou Project	55.0
Zhengzhou Derun Southern District Project	1,029.0
Zhengzhou Qinglongshan Project	357.0
Shandong Heze Project	233.0
Zhengzhou Derun Northern District Project	181.0
Qiqihar Project	797.0
Total of all Xinyuan construction management service projects	2,652.0

Business Outlook

The 2018 business outlook reflects the modified retrospective adoption of ASC 606 and may not be comparable to prior year periods.

For the second quarter of 2018, the Company expects contract sales to be approximately US$530 million.

For 2018, the Company expects an increase in contract sales of about 10% and an increase in consolidated net income of 15% to 20% over 2017.

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Conference Call Information

The Company will hold a conference call at 8:00 am ET on May 30, 2018 to discuss first quarter 2018 results. Listeners may access the call by dialing:

US Toll Free: 1-800-347-6311
International: 1-323-794-2094

A webcast will also be available through the Company's investor relations website at http://ir.xyre.com.

A replay of the call will be available through June 5, 2018 by dialing:

US: 1-844-512-2921

International: 1-412-317-6671

Access code: 5602971

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) is an NYSE-listed real estate developer and property manager primarily in China and in other countries. In China, Xinyuan develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Zhengzhou, Jinan, Xi’an, Suzhou, among others. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York City. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

Forward Looking Statements

Certain statements in this press release constitute “forward-looking statements”. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements includes statements about estimated financial performance and sales performance and activity, among others, and can generally be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Statements that are not historical statements are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, our ability to continue to implement our business model successfully; our ability to secure adequate financing for our project development; our ability to successfully sell or complete our property projects under construction and planning; our ability to enter successfully into new geographic markets and new business lines and expand our operations; the marketing and sales ability of our third-party sales agents; the performance of our third-party contractors; the impact of laws, regulations and policies relating to real estate developers and the real estate industry in the countries in which we operate; our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations; competition from other real estate developers; the growth of the real estate industry in the markets in which we operate; fluctuations in general economic and business conditions in the markets in which we operate; and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2017. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

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Notes to Unaudited Financial Information

This release contains unaudited financial information which is subject to year-end audit adjustments. Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this unaudited financial information.

For more information, please contact:

In China:

Xinyuan Real Estate Co., Ltd.

Mr. Charles Wang
Investor Relations Director
Tel: +86 (10) 8588-9314

Email: irteam@xyre.com

ICR, LLC

Investors:

In U.S.: +1-646-308-1472

In China: +86 (10) 6583-7511

Email: William.zima@icrinc.com

Media:

Mr. Edmond Lococo

In China: +86 (10) 6583-7510

Email: Edmond.Lococo@icrinc.com

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Three months ended
	March 31,	December 31,	March 31,
	2018	2017	2017
	(unaudited)	(unaudited)	(unaudited)

Total revenue	174,097	725,656	280,714

Total costs of revenue	(135,394)	(545,358)	(218,147)
Gross profit	38,703	180,298	62,567

Selling and distribution expenses	(12,174)	(28,274)	(10,488)
General and administrative expenses	(27,592)	(49,920)	(25,017)

Operating (loss)/income	(1,063)	102,104	27,062

Interest income	6,350	4,431	2,599
Interest expense	(29,785)	(25,215)	(9,325)
Net realized gain on short-term investments	1,237	4,012	588
Unrealized gain/(loss) on short-term investments	(242)	(2,116)	1,254
Other income	207	2,170	159
Loss on extinguishment of debt	-	-	-
Exchange gains/(loss)	11,639	1,043	(51)
Share of loss of equity investees	(921)	(816)	(243)

Loss/(income) from operations before income taxes	(12,578)	85,613	22,043

Income taxes	(142)	(50,226)	(14,625)

Net (loss)/income	(12,720)	35,387	7,418
Net loss/(income) attributable to non-controlling interest	2,315	(2,375)	42
Net (loss)/income attributable to Xinyuan Real Estate Co., Ltd. shareholders	(10,405)	33,012	7,460

(Loss)/earnings per ADS:
Basic	(0.16)	0.51	0.12
Diluted	(0.16)	0.50	0.11
ADS used in computation:
Basic	64,821	64,754	63,995
Diluted	65,805	65,927	64,944

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	March 31,	December 31,	March 31,
	2018	2017	2017
	(unaudited)	(audited)	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	813,736	894,551	916,029
Restricted cash	378,077	566,676	329,909
Short-term investments	123,478	57,740	41,113
Accounts receivable	10,912	100,553	26,884
Other receivables	49,422	73,194	31,804
Deposits for land use rights	97,669	103,716	100,804
Other deposits and prepayments	674,320	272,022	276,914
Advances to suppliers	45,524	36,731	30,433
Real estate properties development completed	813,542	840,393	429,254
Real estate properties under development	3,457,139	1,996,001	1,848,471
Amounts due from related parties	187,644	125,662	20,284
Amounts due from employees	5,187	2,174	2,277
Other current assets	454	799	140

Total current assets	6,657,104	5,070,212	4,054,316

Real estate properties held for lease, net	287,457	277,933	163,541
Property and equipment, net	32,707	32,386	33,610
Long-term investment	982,714	829,773	16,479
Deferred tax assets	153,558	82,006	49,701
Deposits for land use rights	23,854	22,956	28,988
Amounts due from related parties	30,871	24,666	-
Other assets	46,809	44,502	24,740

TOTAL ASSETS	8,215,074	6,384,434	4,371,375

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	March 31,	December 31,	March 31,
	2018	2017	2017
	(unaudited)	(unaudited)	(audited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and notes payable	462,161	690,839	423,413
Short-term bank loans and other debt	264,130	247,758	130,448
Customer deposits	2,429,980	438,342	168,829
Income tax payable	159,391	169,839	106,396
Other payables and accrued liabilities	279,251	300,120	208,466
Payroll and welfare payable	8,973	31,445	4,626
Current portion of long-term bank loans and other debt	1,987,650	1,648,233	574,802
Current maturities of capital lease obligations	4,647	4,472	3,945
Mandatorily redeemable non-controlling interests	16,522	15,593	-
Amounts due to related parties	140,993	128,178	67,949

Total current liabilities	5,753,698	3,674,819	1,688,874

Non-current liabilities
Long-term bank loans	100,523	11,019	350,887
Other long term debt	1,461,869	1,404,814	1,270,978
Deferred tax liabilities	120,320	164,204	105,086
Unrecognized tax benefits	31,231	31,231	20,492
Capital lease obligations, net of current maturities	10,701	11,415	14,876
Amounts due to related parties	31,831	29,919	-
TOTAL LIABILITIES	7,510,173	5,327,421	3,451,193

Shareholders’ equity
Common shares	16	16	16
Treasury shares	(67,792)	(67,792)	(60,915)
Additional paid-in capital	544,911	543,338	539,763
Statutory reserves	105,848	105,660	95,965
Retained earnings	81,185	382,124	354,905
Accumulated other comprehensive loss/(income)	51,382	29,226	(30,652)

Total Xinyuan Real Estate Co., Ltd. shareholders’ equity	715,550	992,572	899,082
Non-controlling interest	(10,649)	64,441	21,100
Total equity	704,901	1,057,013	920,182
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,215,074	6,384,434	4,371,375

Note: The adoption of ASC 606 reduced first quarter total equity 33.31% to US$704.90 million from US$1,057.01 million in the fourth quarter of 2017.

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